Via EDGAR

James F. Fulton, Jr.

(650) 843-5103

fultonjf@cooley.com

June 13, 2008

Christine Davis, Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Website Pros, Inc. Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 11, 2008 Definitive Proxy Statement Filed April 14, 2008 Form 8-K Filed May 12, 2008 File No. 000-51595

Ladies and Gentlemen:

                On behalf of Website Pros, Inc. (the “Company”), this letter is being submitted in response to comments (the “Comments”) received from the staff (the “Staff”) of the Commission (the “Commission”) by letter dated May 29, 2008, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 filed on March 11, 2008, Definitive Proxy Statement filed on April 14, 2008, and Form 8-K filed on May 12, 2008.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience we have incorporated into this response letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Business

Intellectual Property, page 15

1.                                      Please tell us whether you are significantly dependent on any of the patents, trademarks or licenses you reference.  If so, you should discuss the nature, duration and effect of all such patented technology, trademarks and license agreements held.  See Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully advises the Commission that it is not significantly dependent on any of the patents, trademarks, or licenses referenced in this section.

Five Palo Alto Square, 3000 El Camino Real, Palo Alto, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  www.cooley.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 32

2.                                      On page 32, you state that net subscriber additions is a key business metric periodically reviewed by your management.  Please consider including a qualitative and quantitative discussion of the change in net subscriber additions year-to-year, as you have done with monthly turnover.

The Company will consider adding in future filings a qualitative and quantitative discussion of the change in net subscriber additions year-to-year similar to the following:

The net subscriber additions increased to approximately 90,000 subscribers in the year ended December 31, 2007 from 23,000 subscribers in the year ended December 31, 2006.  Net subscriber additions included approximately 74,000 and 14,000 that were obtained through acquisitions in the years ended December 31, 2007 and 2006, respectively.

Critical Accounting Policies

Accounting for Purchase Business Combinations, page 39

3.                                      We note your reference to the valuation studies prepared by a third-party valuation expert that were used to value assets acquired in business combinations.  Please note that when you refer to an independent valuation specialist you need to disclose the name of the expert and, if your annual report is incorporated by reference into a Securities Act registration statement, include the expert’s consent.  Refer to Rule 436(b) of Regulation C and confirm to us that you will comply with this guidance in your future filings.

The Company respectfully acknowledges the Staff’s comment and will in the future comply with Rule 436(b) of Regulation C.

Summary, page 46

4.                                      On page 46, you state that as of December 31, 2007 and 2006, you did not have any relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.  Please note that this disclosure should be included in a separately-captioned section in management’s discussion and analysis.  See Item 303(a)(4)(i) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will in the future comply with Item 303(a)(4)(i) of Regulation S-K.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 48

5.                                      We note your statement that your disclosure controls and procedures “were sufficiently effective to ensure that information required to be disclosed by [you] in this Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.”  This definition of disclosure controls and procedures is more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that disclosure controls and procedures are designed to ensure that “information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.”  Please confirm that your disclosure controls and procedures for the period met all of the requirements of Rule 13a-15(e) and that your disclosure will conform to the rule in future filings.  Please note that this comment also applies to the disclosure in your Form 10-Q for the period ended March 31, 2008.

In response to the Staff’s comment, the Company confirms that its disclosure controls and procedures for the twelve-month period ended December 31, 2007 and the three-month period ended March 31, 2008 met all of the requirements of Rule 13a-15(e) and further confirms that its disclosure will conform to the rule in future filings.

6.                                      Furthermore, we note that your certifying officers concluded that your disclosure controls and procedures were “sufficiently effective.”  Because the reference to “sufficiently effective” is unclear, please provide us with a representation as to whether your disclosure controls and procedures were effective, effective at the reasonable assurance level, or not effective.  See Item 307 of Regulation S-K and SEC Release No. 34-47986.  Please confirm that you will conform your disclosure in future filings.  Please note that this comment also applies to the disclosure in your Form 10-Q for the period ended March 31, 2008.

In response to the Staff’s comment, the Chief Executive Officer and Chief Financial Officer confirm that the Company’s disclosure controls and procedures were effective at the reasonable assurance level for the twelve-month period ended December 31, 2007 and for the three-month period ended March 31, 2008.  In future filings, the Company’s disclosure will state whether its certifying officers have concluded whether the Company’s disclosure controls and procedures were effective, effective at the reasonable assurance level, or not effective for the period covered by the filing.

Financial Statements

Notes to Consolidated Financial Statements

Business Combinations, page 65

7.                                      Tell us why you believe that the tradenames acquired in connection with the Web.com and other acquisitions should be deemed intangible assets with indefinite useful lives.  Tell us why you believe that no legal, regulatory, contractual, competitive, economic, or other factors could limit the useful life of these intangible assets.  See paragraph 11 of SFAS 142.

In response to the comment, the Company respectfully advises the Staff that it considered the following key elements in determining that the Web.com and other acquired trade names should be deemed an intangible asset with an indefinite useful life:

•                  The Company has announced its intention to change its name to Web.com and intends to use it indefinitely;

•                  The Web.com and other trade names are not tied to a specific product or service having a finite life; and

•                  The trade names are expected to contribute directly or indirectly to the future cash flows of the business indefinitely.

To the Company’s knowledge, there are no legal, regulatory or contractual impairments or threats that would limit the life of this asset.  The Company also advises the Staff that the third party valuation specialist, Deloitte Financial Advisory Services LLP, noted in its report that it believed the tradenames have an indefinite useful life, further supporting the Company’s analysis.  The Company further supplementally advises the Staff that the Company has not identified any competitive, economic or other factors that could limit the useful life of this asset.  In accordance with SFAS 142, the Company intends to reassess for indicators of impairment on at least an annual basis.

Exhibit 31.1

8.                                      In paragraph 4 of the certification, you have omitted the language relating to internal controls over financial reporting.  See Item 601(b)(31)(i)(4)(b) of Regulation S-K.  The certifications must be in the exact form set forth in the Item.  See Item 601(b)(31) and the Division of Corporation Finance Annual Report Reminders Staff Alert dated March 4, 2005.  Please file an amended Form 10-K to provide conforming certifications.

The Company respectfully acknowledges the Staff’s comment and will file an amended Form 10-K with an Exhibit 31.1 that complies with Item 601(b)(31)(i)(4)(b) of Regulation S-K.

Exhibit 31.2

9.                                      We note that you have reversed subparagraphs (b) and (c) of paragraph 4.  In your amendment to the Form 10-K, please ensure that the certifications are in the exact form set forth in Item 601(b)(31) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and will file certifications that are in the exact form as set forth in Item 601(b)(31) in its amended Form 10-K.

Definitive Proxy Statement Filed April 14, 2008

Executive Compensation Discussion and Analysis

Elements of Compensation, page 29

10.                               It appears that individual performance was a significant factor in how the compensation committee determined amounts to be paid as variable compensation.  Much of the disclosure on pages 29-31, for example, focuses on general individual performance objectives considered by the committee.  This general discussion should be replaced with a more meaningful and specific analysis of how the compensation committee considered and used individual performance to determine specific levels of executive compensation.  If you focused on specific individual performance goals, as your disclosure seems to indicate, please include a complete discussion of each element of individual performance and contribution that the committee took into account when setting the various forms and levels of compensation.  See Item 402(b)(2)(vii) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and submits that the disclosures made provide a complete discussion of the individual performance contributions and other material factors that the committee reviewed in establishing base salary and target bonus levels at the beginning of fiscal year 2007 and determining the amount of the discretionary bonuses awarded to each of the covered employees after the conclusion of fiscal year 2007.

With respect to the concern that the disclosure does not adequately address the impact of individual performance on setting the various forms and levels of compensation, as noted on pages 29-32, the committee, in consultation with the Company’s compensation consulting firm, PRM Consulting, established base salary and target bonus levels so that total cash compensation levels are at or near the 75th percentile of the Company’s peer group.  In deciding where, at or near the 75th percentile of the peer group, to set compensation, the committee reviews historical and anticipated individual and Company performance.  The disclosure on pages 30-32 sets forth the material items of corporate and individual performance that were considered by the committee in establishing each executive’s compensation levels for 2007, such as the Company’s success in completing a follow-on offering, the Company’s acquisition of the assets from Renex and 1shoppingcart.com and the Company’s actual achievement of fiscal 2006 total revenue, net income, earnings per share, and non-GAAP revenue.  However, the committee considers performance in a subjective manner and without reliance on formulas or specific performance metrics.  The committee did not assign a particular weight to, or ascribe a specific dollar value to, any one of these performance achievements. The disclosure in the Compensation Discussion and Analysis section of the proxy statement for fiscal year 2007 was not intended to suggest otherwise — that is, that corporate or individual performance achievements translated into specific amounts or forms of compensation.  The committee comes to a general, subjective conclusion as to whether the executive has performed his duties in a satisfactory manner.  In response to the Staff’s comments, in future filings, the Company will more clearly disclose the extent to which the committee uses individual or Company performance as material factors in determining the levels of base salary, target bonus and other forms of compensation in the Compensation Discussion and Analysis section of the proxy statement in accordance with the requirements of Item 402(b)(2)(vii).

With respect to the concern that the disclosure does not adequately address the impact of individual performance on making determinations following the close of fiscal year 2007 as to the amount of discretionary bonus actually earned by the covered employees, the Company respectfully reiterates that the variable compensation paid to the covered executives is a subjective, entirely discretionary determination, made without the use of pre-determined target levels of individual or corporate performance.  For fiscal year 2007, in light of the volatility in the Internet software and services industry — both in terms of unexpected events that affect objective measures of corporate performance and in terms of executive retention issues (that is, the competitive market for our executive talent) - the committee believes that maintaining discretion to evaluate a covered executive’s performance at the close of the year based on the totality of the circumstances, without reliance on rote calculations under set formulas, is appropriate in responsibly discharging its duties.

Therefore, as noted on page 36, the committee did not establish particular corporate or individual performance targets with respect to the bonus payments that could be earned in fiscal year 2007 by Messrs. Brown, Stibel or Carney.  Instead, at the close of fiscal year 2007, as described on pages 29-32, the committee reviewed the performance of the Company as a whole during the year, and disclosed on pages 31 and 32 which corporate achievements played a material role in the committee’s determinations, such as the acquisition of Submitawebsite, Inc. and Web.com, Inc.  The committee also reviewed key achievements or contributions made by the executives during fiscal 2007, and disclosed on pages 31 and 32 which contributions played a material role in the committee’s determinations, such as Mr. Carney’s efforts to continue development of our Sarbanes-Oxley procedures and Mr. Brown’s leadership and vision in our fiscal 2007 acquisition strategies.  The committee did not have a formula by which corporate or individual performance ratings or achievements translated into specific bonus payouts.  Finally, as noted on page 31, in light of the committee’s concerns about the need to motivate and retain executives in our rapidly changing business environment where objective measures of corporate and individual performance may understate the value of the contributions that executives made during the year or the progress made by the

Company, the committee reviewed the peer compensation study provided by PRM Consulting in making determinations about the appropriate amount of bonus to award to each executive. Consistent with the foregoing and the guidance provided by the Staff in Frequently Asked Question number 4.02 and in Item 402(c)(2)(iv), because targets for individual and corporate performance were not pre-established at the start of fiscal 2007 and are not communicated to the executives, the fiscal 2007 bonus awards were disclosed in the “Bonus” column of the Summary Compensation Table.

In response to the Staff’s comments, in future filings, to the extent the committee uses individual or Company performance as material factors in establishing specific levels of base salaries or target incentive compensation in future years, the Company will disclose the material information related to such individual and corporate performance metrics in the Compensation Discussion and Analysis section of the proxy statement in accordance with the requirements of Item 402(b)(2)(vii).

11.                               In addition, we note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their variable compensation.  Please discuss the specific items of company performance used to determine bonus amounts and how your bonus awards are specifically structured around such performance goals and individual objectives.  Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v) and (vi).  To the extent that it is appropriate to omit specific targets, you must provide meaningful disclosure regarding the level of difficulty or likelihood of achieving such undisclosed target levels.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and submits that the disclosures made in the Compensation Discussion and Analysis section of the proxy, as supplemented by the disclosures provided above in Comment 10, provide a complete discussion of the variable compensation program for our covered executives, including how corporate and individual performance are used to establish target bonus amounts and to determine actual bonuses earned at the conclusion of fiscal year 2007. As noted above and on page 36, the committee did not establish particular corporate or individual performance targets that must be achieved in order for our covered executives to earn their fiscal 2007 variable compensation.  In response to the Staff’s comments, in future filings, to the extent the committee uses individual or Company performance as material factors in establishing target incentive compensation levels in future years, the Company will disclose the material information related to such individual and corporate performance metrics in the Compensation Discussion and Analysis section of the proxy statement in accordance with the requirements of Item 402(b)(2)(vii).

Form 8-K, filed May 12, 2008

Exhibit 99.1

12.                               We note that you disclose non-GAAP measures including non-GAAP operating and net income.  Because these measures exclude items which are recurring in nature, please tell us how you considered the disclosures required by Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

To address the disclosures required Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (the “FAQ”), the Company’s earnings press release, dated May 12, 2008, filed on a Current Report on Form 8-K, dated May 12, 2008, included the following statement regarding the use of non-GAAP financial measures:

“Some of the measures in this press release are non-GAAP financial measures within the meaning of the SEC Regulation G.  Website Pros believes presenting non-GAAP net income attributable to common stockholders and non-GAAP net income per share attributable to common stockholders and non-GAAP operating income is useful to investors, because it describes the operating performance of the company and helps investors gauge the company’s ability to generate cash flow, excluding some recurring charges that are included in the most directly comparable measures calculated and presented in accordance with GAAP.  Company management uses these non-GAAP measures as important indicators of the company’s past performance and to plan and forecast performance in future periods.  The non-GAAP financial information Website Pros presents may not be comparable to similarly-titled financial measures used by other companies, and investors should not consider non-GAAP financial measures in isolation from, or in substitution for, financial information presented in compliance with GAAP.  You are encouraged to review the reconciliation of non-GAAP financial measures to GAAP financial measures included elsewhere in this press release.”

The Company respectfully acknowledges the Staff’s comment and sets forth below a more detailed analysis of its consideration of the FAQ.  Each of the primary bulleted disclosures from the FAQ are set forth below in bold, italicized font for the Staff’s convenience, with the Company’s considerations set forth below each such disclosure requirement.

The manner in which management uses the non-GAAP measure to conduct or evaluate its business:

For its internal budgeting and resource allocation process, the Company’s management uses financial information that includes cash income tax expense and does not include: (a) stock-based compensation, (b) amortization of intangibles, (c) income tax expense,  and (d) fair value adjustment to deferred revenue.  The Company’s management uses these non-GAAP financial measures in making operating decisions because the management team believes the measures provide meaningful supplemental information regarding the Company’s operating performance, giving it a better understanding of how resources should be allocated across the Company’s business divisions and a clearer picture of operating performance.

The economic substance behind management’s decision to use such a measure:

•                  Stock compensation. These expenses consist of expenses for employee stock options and employee stock purchases under SFAS 123(R).  The Company excludes stock-based compensation expenses from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results. Further, as the Company applies SFAS 123R, it believes that it is useful to investors to understand the impact of the application of SFAS 123R to its results of operations.

•                  Amortization of intangibles. These expenses consist of expenses resulting from the amortization of acquired intangibles under SFAS 141.  The Company excludes amortization of intangibles expense from its non-GAAP measures primarily because they are non-cash expenses that the Company does not believe are reflective of ongoing operating results.

•                  Income tax expense.  Due to the magnitude of the Company’s historical net operating losses and related deferred tax asset, the Company excludes income tax expense from its non-GAAP measures primarily because they are not indicative of the cash tax paid by the Company and therefore are not reflective of ongoing operating results.

•                  Cash income tax expense. For the reasons described above, the Company includes cash income tax expense, because they are reflective of ongoing operating results.

•                  Fair value adjustment to deferred revenue per share. The Company has recorded a fair value adjustment to acquired deferred revenue in accordance with SFAS 141.  The Company excludes the impact of this adjustment from its non-GAAP measures, because doing so results in non-GAAP revenue and non-GAAP net income which are reflective of ongoing operating results and more comparable to historical operating results, since the majority of the Company’s revenue is recurring subscription revenue.

In addition, excluding these non-cash items facilitates management’s internal comparisons to the Company’s historical operating results.

The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure:

The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company’s financial results as determined in accordance with GAAP and that these financial measures should only be used to evaluate the Company’s financial results in conjunction with the corresponding GAAP measures.  Accordingly, the Company qualifies the use of non-GAAP financial information in a statement when non-GAAP information is presented.

The manner in which management compensates for these limitations when using the non-GAAP financial measure:

As stated in its press release, the Company believes that non-GAAP financial measures should not be considered in isolation from, or in substitution for, financial information presented in compliance with GAAP, nor are the non-GAAP financial measures presented  by the Company necessarily comparable to similarly-titled financial measures used by other companies.  Further, each non-GAAP measure included in the Company’s statements of operations is fully reconciled in a table displaying the amount of the various adjustments that are made to the GAAP operating statement line items.

The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors:

•                  Non-GAAP Operating Income.  The Company excludes from non-GAAP operating income amortization of intangibles, fair value adjustment to deferred revenue and stock based compensation charges.  Management believes that excluding these non-cash charges assists investors in evaluating period-over-period changes in the Company’s operating income without the impact of items that are not a result of the Company’s day-to-day business and operations.

•                  Non-GAAP Revenue.  The Company excludes from non-GAAP revenue the impact of fair value adjustment to deferred revenue to allow investors to understand the amount of revenue that would have been recorded by the Company if a purchase accounting adjustment was not required.

•                  Non-GAAP Net Income, Non-GAAP Net Income Per Share and Non-GAAP Diluted Net Income Per Share.  The Company excludes from non-GAAP net income, non-GAAP net income per share and non-GAAP diluted net income per share amortization of intangibles, income tax expense, fair value adjustment to deferred revenue and stock based compensation, and includes cash income tax expense, because management believes that excluding such measures helps investors better understand the Company’s operating activities.

•                  Non-GAAP Operating Margin.  The Company excludes from non-GAAP operating margin amortization of intangibles, fair value adjustment to deferred revenue and stock based compensation.  Management believes that excluding these non-cash charges helps investors assess and compare the profitability of the Company’s operations that are within management’s day-to-day control.

The Company will include expanded disclosure regarding its use of non-GAAP financial measures in future filings using such measures.

13.                               Please revise your disclosures in future filings to remove the reference to “pro forma” when describing your non-GAAP measures.  In this regard, we note that pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

The Company confirms to the Staff that it will remove references to “pro forma” in future filings in response to the Staff’s comment.

*****

The Company further acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (650) 843-5103.

Sincerely,

/s/James F. Fulton, Jr.
James F. Fulton, Jr.